UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Home Products International, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

437305105

(CUSIP Number)

Michael A. Nemeroff, Esq.

Vedder, Price, Kaufman & Kammholz, P.C.

222 North LaSalle Street

Chicago, IL 60601-1003

(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James R. Tennant
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK and PF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 708,538(1) 8. Shared Voting Power N/A 9. Sole Dispositive Power 708,538(1) 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 708,538
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 200,100 shares of common stock which may be purchased by Mr. Tennant upon exercise of currently exercisable options and 40,810 shares of common stock to be issued under the Company’s Executive Incentive Plan.

(2)	Based upon 8,696,058 issued and outstanding shares of common stock as reported in the Company’s quarterly report on Form 10-Q for the quarter ended June 26, 2004.

BACKGROUND

The Schedule 13D filed on February 13, 2004 is hereby amended by this Amendment No. 1 to the Schedule 13D (“Schedule 13D/A”) by the Reporting Person identified in Item 2 below.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.01 per share (the “Common Stock”) of Home Products International, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 4501 W. 47th Street, Chicago, Illinois 60623.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D/A is filed by James R. Tennant (“Mr. Tennant” or the “Reporting Person”) with respect to shares of Common Stock which the Reporting Person beneficially owns. The Reporting Person is making this filing with respect to such beneficial ownership in the Company and the prospective transaction as described in Item 4 below. This Schedule 13D/A reflects that Mr. James E. Winslow is no longer a Reporting Person hereunder given that he is not affiliated with, or a member of, any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”) with respect to the transaction described below in Item 4 or otherwise.

Mr. Tennant is a United States citizen, and his business address is c/o Home Products International, Inc., 4501 W. 47th Street, Chicago, Illinois 60623. Mr. Tennant’s principal occupation is that of CEO and Chairman of the Company. During the last five years, Mr. Tennant (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of such proceeding was or is subjecting the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds sufficient to consummate the Acquisition are expected from the proceeds of a senior secured revolving credit facility with the Company’s current lender, Bank of America Business Capital (f/k/a Fleet Capital Corporation). An amended and restated commitment letter for this senior revolving credit facility was provided to JRT Acquisition on July 12, 2004, a copy of which is attached hereto as Exhibit 99.4.

ITEM 4.	PURPOSE OF TRANSACTION.

As previously reported, on February 5, 2004, Mr. Tennant, on behalf of himself and a Delaware acquisition vehicle, JRT Acquisition, Inc. (“JRT Acquisition”), submitted a proposal (the “Proposal Letter”) for the acquisition of the Company to the Special Committee of the

Board of Directors of the Company (the “Special Committee”), a copy of which is attached hereto as Exhibit 99.1. The Special Committee had been formed to evaluate and negotiate the terms of the proposed transaction. In the Proposal Letter, Mr. Tennant offered to acquire all the outstanding Common Stock for a purchase price per share of $1.50 in cash (the “Acquisition”).

The Reporting Person is pursuing the Acquisition to acquire complete ownership of the Company. Mr. Tennant believes that the Company has positive business prospects and that it will have greater operating flexibility to achieve growth as a private company.

The Company and JRT Acquisition have since executed an agreement and plan of merger dated June 2, 2004 (the “Agreement”) whereby, upon closing, JRT Acquisition will merge with and into the Company with the Company surviving, and each outstanding share of Common Stock shall convert into the right to receive $1.50 without interest and less any withholding taxes. The Agreement is filed herewith as Exhibit 99.2. In connection with the Agreement, Mr. Tennant entered into a voting agreement with the Company (the “Voting Agreement”), a copy of which is filed hereto as Exhibit 99.3. The Voting Agreement provides that all of Mr. Tennant’s shares of Common Stock will be voted in favor of adopting the Agreement at a special meeting of the Company’s stockholders.

The obligation of JRT Acquisition to effect the transactions under the Agreement is subject to the satisfaction or waiver of various closing conditions as set forth in the Agreement, including without limitation, stockholder approvals of the Acquisition. If the Acquisition is consummated, Mr. Tennant intends to continue to operate the business of the Company. Further, upon consummation of the Acquisition, there will be no public market for the Company’s Common Stock, the Common Stock will cease to be quoted on the NASDAQ SmallCap Market, and the Common Stock would become eligible for termination of registration pursuant to Section 12(g) of the Act.

References to, and the descriptions of, the Agreement and all other documents referred to herein are qualified in their entirety by the complete text of such documents which are filed as exhibits to this Schedule 13D/A and are incorporated herein by reference.

The Reporting Person has not contributed his Common Stock to JRT Acquisition nor is the Reporting Person obligated to do so, and JRT Acquisition has no rights (beneficial, voting or otherwise) to the Common Stock of the Reporting Person. JRT Acquisition has not conducted any business nor is it obligated to do so.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a),(b) Mr. Tennant beneficially owns 708,538 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock based on 8,696,058 shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 26, 2004. Such amount includes 200,100 shares of common stock which may be purchased by Mr. Tennant upon exercise of currently exercisable options and 40,810 shares of common stock to be issued under the Company’s Executive Incentive Plan. Subject to the terms of the Voting Agreement, Mr. Tennant has the sole voting power with respect to such shares.

(c) The Reporting Person has not made any purchases of Common Stock over the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Subject to the terms of the Voting Agreement with the Company relating to the Acquisition as described in Item 4 above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer of or voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule 13D/A:

99.1	Proposal Letter to the Company dated February 5, 2004.[1]

99.2	Agreement and Plan of Merger by and between JRT Acquisition, Inc. and Home Products International, Inc. dated June 2, 2004.

99.3	Voting Agreement by and between James R. Tennant and Home Products International, Inc. dated June 2, 2004.

99.4	Bank of America Business Capital (f/k/a Fleet Capital Corporation) Letter of Commitment, as amended and restated as of July 12, 2004.

[1]	This exhibit was filed with the original Schedule 13D on February 13, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

/S/ JAMES R. TENNANT
James R. Tennant